Exhibit 99.1

Qoros’ car sales increased by over 500%; OPC demonstrated solid results

Kenon Holdings Reports Q2 2018 Results and Additional Updates

Singapore, August 30, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2018 and additional updates to its businesses.

Key Highlights

OPC

•	Revenue in Q2 2018 amounted to $84 million, reflecting no material change from Q2 2017.

•	Net profit in Q2 2018 was nil, as compared to a net loss of $10 million in Q2 2017.

•	EBITDA[1] in Q2 2018 increased to $18 million, as compared to $14 million in Q2 2017.

Qoros

•
Car sales increased by over 500%, with approximately 19,200 cars sold in the second quarter of 2018, as compared to approximately 3,000 cars sold in the second quarter of 2017. Sales in 2018 include orders from a leasing company introduced by the New Qoros Investor in accordance with the investment agreement.

•	Revenue in Q2 2018 increased to approximately $276 million, as compared to approximately $40 million in Q2 2017.

•
Kenon retained a total of $150 million of cash proceeds following the completion of its funding obligations and conversion of shareholder loans, of which $57 million was used to repay the outstanding balance owed to Ansonia.

Discussion of Results for the Three Months ended June 30, 2018

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. ("OPC"). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2018 for summary Kenon consolidated financial information; summary OPC consolidated financial information; summary Qoros financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; summary operational information of OPC’s generation businesses; and a reconciliation of Qoros’ Adjusted EBITDA (which is a non-IFRS measure) to net loss.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2018 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements.

Summary Financial Information of OPC

	Q2 2018	Q2 2017
	($ millions)
Revenue	84	84
Cost of sales (excluding depreciation and amortization)	62	67
Finance expenses, net	9	16
Net profit / (loss)	-	(10)
EBITDA	18	14

Revenue

	For the 3 months ended June 30,
	2018	2017
	$ millions
Revenue from energy generated by OPC and sold to private customers	56	46
Revenue from energy purchased by OPC and sold to private customers	4	10
Revenue from private customers in respect of infrastructures services	20	23
Revenue from energy sold to the System Administrator	-	1
Revenue from sale of steam	4	4
Total	84	84

OPC’s revenue from the sale of electricity to private customers stem from electricity sold at the generation component tariffs, as published by Israeli’s Electricity Authority (“EA”), with some discount. The weighted-average generation component tariff for 2018, as published by the EA in January 2018, is NIS 0.2816 per KW hour. In 2017, the weighted-average generation component tariff was NIS 0.264 per KW hour. This change in the weighted-average generation component tariff is attributed to the mix of consumption in the market, which differs from that of the customers of OPC-Rotem and OPC-Hadera. In addition, OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – increased by $10 million in Q2 2018, as compared to Q2 2017, primarily as a result of (i) a $6 million increase as a result of higher energy sales due to higher availability at OPC-Rotem, as in 2017 the OPC-Rotem plant was undergoing maintenance work, (ii) a $3 million increase as a result of the generation component price increase, as discussed above, and (iii) a $3 million increase due to higher consumption by OPC’s customers. The increase was partially offset by $2 million non-recurring income in 2017 related to past reconciliation with private customers.

•
Revenue from energy purchased by OPC and sold to private customers – decreased by $6 million in Q2 2018, as compared to Q2 2017, primarily as a result of higher availability of OPC-Rotem in 2018, as discussed above.

•
Revenue from private customers in respect of infrastructures services – decreased by $3 million in Q2 2018, as compared to Q2 2017, primarily as a result of a decrease in the infrastructure services tariffs in the beginning of 2018, as compared to 2017.

•	Revenue from energy sold to the System Administrator – decreased by $1 million in Q2 2018, as compared to Q2 2017, primarily as a result of higher energy consumption of OPC’s private customers.

Cost of Sales (Excluding Depreciation and Amortization)

	For the 3 months ended June 30,
	2018	2017
	$ millions
Natural gas and diesel oil consumption	32	28
Payment to IEC for infrastructure services and purchase of electricity	24	33
Natural gas transmission	2	2
Operating expenses	4	4
Total	62	67

•
Natural gas and diesel oil consumption – increased by $4 million in Q2 2018, as compared to Q2 2017, primarily due to higher natural gas consumption, as a result of the higher availability of OPC-Rotem in 2018, as discussed above.

•
Payment to IEC for infrastructures services and purchase of electricity – decreased by $9 million in Q2 2018, as compared to Q2 2017, primarily as a result of (i) a $6 million decrease due to higher availability of OPC-Rotem in 2018, as discussed above, (ii) a $3 million decrease due to a decrease in infrastructures services tariffs in the beginning of 2018, and (iii) a $1 million decrease related to a non-recurrent past reconciliation with private customers in 2017. The decrease was partially offset by a $1 million increase due to higher consumption of private customers.

Financing Expenses, Net

Financing expenses, net decreased by $7 million in Q2 2018, as compared to Q2 2017. The decrease was primarily due to (i) a $6 million early prepayment fee in respect of a repayment of a mezzanine loan in Q2 2017, and (ii) a $2 million decrease due to the impact of changes in the US Dollar-NIS exchange rate. The decrease was partially offset by a $1 million increase in OPC-Rotem’s senior debt interest expenses as a result of an increase in the CPI.

Net Profit

Net profit increased by $10 million in Q2 2018 to nil, as compared to a net loss of $10 million in Q2 2017, primarily as a result of the reasons discussed above.

EBITDA

EBITDA increased by $4 million in Q2 2018 to $18 million, as compared to $14 million in Q2 2017, primarily as a result of the reasons discussed above.

Liquidity and Capital Resources

As of June 30, 2018, OPC had cash and cash equivalents of $133 million, deposits and restricted cash of $75 million, and consolidated indebtedness of $587 million, consisting of $23 million of short-term indebtedness and $564 million of long-term indebtedness.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $274 million).

Construction of the OPC-Hadera plant began in June 2016. As of June 30, 2018, OPC-Hadera had invested an aggregate of NIS 700 million (approximately $192 million) in the construction of the Hadera power plant and related infrastructure.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet. The total consideration for the acquisition is estimated to be approximately $23 million (not including project development costs), subject to certain adjustments, of which $7.3 million has been paid to date.

Tzomet still requires (among other requirements) a license for the project from the EA. For a discussion of this license and the related correspondence with the Israel Concentration Committee, see Kenon’s Annual Report on Form 20-F for the year ended December 31, 2017.

In June 2016, Tzomet submitted an application to IEC relating to a feasibility study for connection of the facility to the national electricity network (the "Feasibility Study”). A positive feasibility study is required as part of the development of the Tzomet power plant. According to the results of the Feasibility Study received in August 2017, there is no certainty with respect to the timetable for connection of the plant to the national electricity network. Tzomet filed an appeal of the results of the Feasibility Study with the EA. In May 2018, the EA issued its decision whereby no fault was found with the results of the Feasibility Study, and, therefore, there are no grounds to contest it. Tzomet believes it will be able to obtain a positive feasibility study for connection to the national transmission network. Accordingly, in June 2018, Tzomet submitted a request for a new feasibility study. The results of the new feasibility study have not yet been received.

In March 2018, the District Court for Administrative Matters in Israel rejected an administrative petition filed by the City of Kiryat Gat, relating to a change in regulation in 2017 that allowed for the conversion of Tzomet power plant from a combined cycle to an open cycle layout. In May 2018, the City of Kiryat Gat filed an appeal of the decision with the Israeli Supreme Court. A hearing of the appeal is set for November 2018.

Qoros2

Update Regarding Third Party Investment

In January 2018, Kenon announced that the New Qoros Investor completed a transaction to purchase 51% of Qoros from Kenon and Chery for RMB3.315 billion (approximately $501 million), which was part of an investment structure to invest a total of approximately RMB6.63 billion (approximately $1,002 million) by the New Qoros Investor of which RMB6.5 billion has been invested in Qoros’ equity. As a result, Kenon's stake in Qoros was reduced to 24%. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion (approximately $255 million). Kenon used $20 million of the proceeds to repay a portion of shareholder loans from Ansonia, Kenon’s major shareholder.

In July 2018, the relevant authorities in China approved the capital increase of RMB6.5 billion, including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB944 million (approximately $143 million) to each of Kenon and Chery. As part of the investment, Kenon converted all of its shareholder loans to equity, invested RMB616 million (approximately $93 million) in Qoros and retained a total of $150 million of cash proceeds from the investment. Kenon does not have any further obligations to invest in Qoros.

2 Convenience translations of RMB amounts into US Dollars use a rate of 6.62: 1.

Quantum used a portion of these funds to repay the outstanding balance of $57 million owed to Ansonia, Kenon’s major shareholder, which had previously been loaned directly to Quantum to support its financing of Qoros.

In addition, Qoros is required to pay to Kenon net interest payments on past shareholder loans as well as compensation for foreign exchange fluctuations in the total net amount of approximately $11 million, of which $7 million has been received to date.

For further information on the investment in Qoros, see Kenon's Annual Report on Form 20-F for the year ended December 31, 2017.

Car Sales

Qoros sold approximately 19,200 cars in the second quarter of 2018, an increase of over 500% as compared to approximately 3,000 cars sold in the second quarter of 2017. Sales in 2018 include orders from a leasing company introduced by the New Qoros Investor, in accordance with the investment agreement.

Discussion of Qoros’ Results for Q2 2018

Qoros’ revenue increased in Q2 2018 to RMB1,827 million (approximately $276 million), as compared to RMB272 million (approximately $40 million) in Q2 2017, primarily due to the increase in car sales.

Qoros’ cost of sales increased in Q2 2018 to RMB1,955 million (approximately $295 million), as compared to RMB374 million (approximately $55 million) in Q2 2017, mainly as a result of the increase in car production.

Qoros’ gross margin improved to negative 8% in Q2 2018, as compared to negative 37% in Q2 2017. Qoros’ gross loss slightly increased by RMB26 million (approximately $5 million) to RMB128 million (approximately $20 million) in Q2 2018, as compared to RMB102 million (approximately $15 million) in Q2 2017, as a result of an increase in depreciation and amortization, among others.

Qoros’ depreciation and amortization increased in Q2 2018 to RMB163 million (approximately $25 million), as compared to RMB86 million (approximately $13 million) in Q2 2017, mainly due to the increase in car production.

Qoros’ net loss for Q2 2018 was RMB322 million (approximately $49 million), as compared to RMB42 million (approximately $6 million) in Q2 2017, which included a one-off revenue recognition of the amortized balance under the license agreement with Chery of RMB 263 million (approximately $39 million).

Qoros’ Adjusted EBITDA1 slightly decreased from negative RMB125 million (approximately negative $18 million) in Q2 2017 to negative RMB136 million (approximately negative $21 million) in Q2 2018, due to the factors above.

ZIM

Discussion of ZIM’s Results for Q2 2018

ZIM carried approximately 772 thousand TEUs in Q2 2018, representing a 17% increase as compared to Q2 2017, in which ZIM carried approximately 659 thousand TEUs. ZIM’s revenue increased by 8% in Q2 2018 to $803 million, as compared to $746 million in Q2 2017, primarily due to the increase in carried quantities. ZIM’s operating expenses increased by 16% to $757 million in Q2 2018, as compared to $650 million in Q2 2017, primarily as a result of (i) a $39 million increase in bunker expense, (ii) a $30 million increase in cargo handling expenses, (iii) a $21 million increase in lease expense of vessels and containers, and (iv) a $16 million increase in port expenses.

Additional Kenon Updates

Changes in Kenon’s Management

In July 2018, Kenon announced that Mr. Barak Cohen, co-chief executive officer ("Co-CEO") of Kenon, will step down as Co-CEO of Kenon. Mr. Cohen has been appointed as a member of the Board of Directors of Kenon, with effect from his resignation as Co-CEO. Mr. Cohen will remain a director of OPC and Qoros.

3 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2018 for the definition of Qoros’ Adjusted EBITDA and a reconciliation to its net loss for the applicable period.

Mr. Robert L. Rosen, who is currently Co-CEO of Kenon, will remain as CEO of Kenon following Mr. Cohen's resignation.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2018, Kenon’s unconsolidated cash balance was $45 million. In addition, Kenon's wholly-owned subsidiary Quantum, which holds Kenon's interest in Qoros, held cash of approximately $243 million (US dollar equivalent) as of June 30, 2018, which reflects proceeds from the sale of its interest in Qoros to the New Qoros Investor.

Following the completion of the capital increase and the fulfilment of Kenon’s funding obligations, as discussed above, Quantum retained cash of approximately $150 million. Quantum used a portion of these funds to repay the outstanding balance of $57 million owed to Ansonia, Kenon’s major shareholder. In addition, as discussed above, Qoros is required to pay to Kenon approximately $11 million, of which approximately $7 million has been received to date. For a discussion of the repayment of loans to Ansonia, see Kenon’s Annual Report on Form 20-F for the year ended December 31, 2017.

Kenon has no remaining debt at the Kenon level.

Kenon is the beneficiary of a four-year deferred payment agreement in the amount of $175 million, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest starting from December 31, 2017, payable in kind. The $175 million ($182 million including accrued interest as of June 30, 2018) deferred payment is subject to tax.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on August 30, 2018, starting at 9:00 am Eastern Time. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:	31583851
US:	1-888-281-1167
Israel:	03- 9180685
UK:	0-800-917-9141
International:	+65-31583851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:
•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity and cost, and statements with respect to the pursuit of a licence from the EA for the Tzomet project, statements with respect to the Feasibility Study, statements with respect to administrative and regulatory proceedings and expectations of outcomes of such proceedings, (ii) with respect to Qoros, statements with respect to the transactions relating to the investment by the New Qoros Investor, including Kenon’s intention to repay the shareholder loans from Ansonia with the proceeds of such investment, and amounts payable to Kenon from Qoros, and (iii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to the Feasibility Study, obtaining the EA license and other approvals required to proceed with the Tzomet project and results of administrative and regulatory proceedings, (ii) with respect to Qoros, risks relating to completion of the transactions relating to the investment by the New Qoros Investor and the parties’ ability to satisfy their remaining obligations under the agreements and (iii) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855